 EXHIBIT 99.9

SRK Consulting (Canada) Inc. 2100 – 25 Adelaide Street East Toronto, Ontario, Canada M5C 3A1 T: +1.416.601.1445 F: +1.416.601.9046 toronto@srk.com www.srk.com

Toronto, March 19, 2012

Project Number: 3CC024.008

Consent of Authors

Claude Resources Inc.

200, 224 — 4th Avenue South

Saskatoon, Saskatchewan, S7K 5M5

We refer to the technical report prepared by SRK Consulting (Canada) Inc. entitled “Mineral Resource Estimation Amisk Gold Project, Saskatchewan, Canada” that was filed on March 31st, 2011, a technical report prepared by SRK Consulting (Canada) Inc. entitled “Mineral Resource Estimation Madsen Gold Project, Red Lake, Ontario Canada” that was filed on January 20th, 2010 and a mineral resource and mineral reserve audit prepared by SRK Consulting (Canada) Inc. entitled “Seabee Operation MRMR Year-End Audit”, that are referenced in the Annual Information Form (“AIF”) of Claude Resources Inc. for the fiscal year ended December 31, 2011, incorporated to this Annual Report on Form 40-F, to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. We were jointly responsible for preparing and certifying the Technical Reports and Seabee Operation

MRMR Year-End Audit.

Yours truly

SRK Consulting (Canada) Inc.

Sébastien Bernier, P.Geo (OGQ#1034)

Senior Resource Geologist

Glen Cole, P.Geo

Principal Resource Geologist (APGO# 1416)

 AIF_consent_Claude_March_2012

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